Exhibit 99.7
NICE and Orange Business Services - Trading Solutions Expand Partnership to
Strengthen Compliance Recording Offering for Trading Floors of All Sizes

Companies to enable improved compliance, risk management, and lower TCO by integrating NICE Perform
eXpress Trader in Orange Business Services’ VoIP and SIP-based trading communications systems

Ra’anana, Israel, and Paris, France, December 20, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, and Orange Business Services - Trading Solutions (OBS), a leading provider of voice and electronic trading infrastructure and services for the trading communities, today announced that they have expanded their long-standing partnership. As a result of the expansion the companies will integrate NICE Perform eXpress Trader for enterprise-grade compliance recording, with Orange Business Services - Trading Solutions’ Etradeal and Open Trade the new OBS multimedia communication trading platform. This combination will enhance the OBS portfolio. The integrated solutions will be distributed worldwide by OBS.

Lionel Grosclaude, CEO at Orange Business Services - Trading Solutions, said, "We have a long term partnership with NICE, that has field-proven success in meeting compliance requirements for some of the largest trading floors around the world. Now, with the inclusion of NICE Perform eXpress Trader in our offering, we will be able to meet the needs of all trading floors even better, with an enterprise-grade yet cost efficient solution. Further to the successful cooperation we have with NICE regarding Open Trade, our new multimedia communication platform, as we look ahead—we believe that NICE will continue to bring innovative solutions to further strengthen our combined offering for enabling organizations to ensure compliance and decrease exposure to risk as stricter regulations are enforced”.

Chris Daniels, Vice President, Head of Trading Floor Business Unit at NICE, said “This expansion of our partnership is a strong indication of our commitment to addressing the needs of trading floors of all sizes, for financial institutions and energy companies. It also reflects our commitment to enabling our strategic channel partners to grow their reach into potential customers. NICE brings with it extensive experience and domain expertise in compliance recording and trading floor needs. Integrating our capabilities with the global reach and innovation offered through Orange Business Services - Trading Solutions, we are proud to deliver a combined solution that improves compliance and risk management, and can meet budget constraints of every type of trading floor.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About Orange
Orange is the key brand of France Telecom (NYSE:FTE), one of the world’s leading telecommunications operators. At the end of 2009, France Telecom had sales of 44.8 billion Euros (33.7 billion Euros for the first nine months of 2010). At Sept. 30, 2010, the Group had a total customer base of 203 million customers in 32 countries.

For more information visit: www.orange.com or www.orange-innovation.tv.

About Orange Business Services
Orange Business Services, the France Telecom Orange branch dedicated to B2B services is a leading global integrator of communications solutions for multinational corporations. With the world’s largest, seamless network for voice and data, Orange Business Services reaches 220 countries and territories with local support in an additional 166. Thousands of enterprise customers and 1.4 million users rely on Orange Business Services international platform for communicating and conducting business. Learn more at www.orange-business.com.

About Orange Business Services - Trading Solutions, a single source of innovation.
Orange Business Services - Trading Solutions is a leading provider of convergent voice and electronic trading infrastructure and services for the trading communities. It is an international subsidiary of the Orange Group, employing over 450 people in the major financial centres across the globe including Beijing, Frankfurt, Geneva, Hong Kong, London, Madrid, Milan, New York, Paris, Shanghai, Sydney, Singapore, Tokyo and Zurich. The company is supported by a global partner network of distributors in 50 countries offering customers 24/7 service.

Orange Business Services - Trading Solutions has more than 45 years experience of working with the financial services trading industry. With a focus on building long-term partnerships with customers, Orange Business Services - Trading Solutions brings innovative solutions and the highest quality services to the trading community. It provides optimised solutions over its dedicated trading network to a community of more than 2,000 network member organisations, encompassing buy-side and sell side institutions and trading venues.

Orange Business Services - Trading Solutions also offers flexible trading products and services including state of the art, unified voice trading solutions with over 40,000 turrets in play featuring user’s programmable interfaces, touchscreens and voice/instant messaging recording solutions. For more information please visit www.orange-business.com/trading-solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Daniels, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.